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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35775

INTERMOUNTAIN COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

414 CHURCH STREET, SANDPOINT, IDAHO 83864; (208) 263-0505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box (s) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Intermountain Community Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Columbia Banking System, Inc., as successor to Intermountain Community Bancorp

Date November 13, 2014	/s/ Melanie J. Dressel
Melanie J. Dressel
President and Chief Executive Officer